082-34881

amec

RECEIVED
2010 AUG -2 P 2:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

21 July 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

SUPPL


10016094

Dear Sirs

AMEC plc – Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of AMEC plc (the "**Company**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find enclosed for filing the 2010 Annual Return of the Company.

The enclosed Annual Return has a made up to date of 08/06/2010 and has been filed with the Registrar of Companies in England and Wales. A bulk list of shareholders was lodged with the Annual Return but does not appear on the enclosed document. Please advise if a copy of the bulk list is required.

Feel free to call me with any questions on +44 (0)1565 683234.

Yours faithfully

Mrs K A Hand
Assistant Company Secretary

Enc

AMEC plc
Booths Park
Chelford Road, Knutsford
Cheshire, WA16 8QZ
United Kingdom
Tel +44 (0)1565 652100
Fax +44 (0)1565 683305

Registered Office
Booths Park
Chelford Road, Knutsford
Cheshire WA16 8QZ
Registered in England no. 1675285

www.amec.com

In accordance with Section 854 of the Companies Act 2006.

AR01
Annual Return


Companies House
for the record

A fee is payable with this form
Please see 'How to pay' on the last page.

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ What this form is for
You may use this form to confirm that the company information is correct as at the date of this return. You must file an Annual Return at least once every year.

✗ What this form is NOT for
You cannot use this form to give notice of changes to the company officers, registered office address, company type or information relating to the company records.

For further information, please refer to our guidance at www.companieshouse.gov.uk

Part 1 Company details

The section must be completed by all companies.

→ Filling in this form
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

A1 Company details

Company number: 1 6 7 5 2 8 5

Company name in full ❶: AMEC PLC

❶ Company name change
If your company has recently changed its name, please provide the company name as at the date of this return.

A2 Return date

Please give the annual return made up date. The return date must not be a future date. The annual return must be delivered within 28 days of the date given below.

Date of this return ❷: d0 d8 m0 m6 y2 y0 y1 y0

❷ Date of this return
Your company's return date is usually the anniversary of incorporation or the anniversary of the last annual return filed at Companies House. You may choose an earlier return date but it must not be a later date.

A3 Principal business activity

Please show the trade classification code number(s) for the principal activity or activities. ❸

Classification code 1: 7 4 1 5

Classification code 2:

Classification code 3:

Classification code 4:

If you cannot determine a code, please give a brief description of your business activity below:

Principal activity description:

❸ Principal business activity
You must provide a trade classification code (SIC code) or a description of your company's main business in this section.

A full list of the trade classification codes are available on our website: www.companieshouse.gov.uk

AR01
Annual Return

A4 Company type [1]

Please confirm your company type by ticking the appropriate box below (only one box must be ticked):
- [x] Public limited company
- [ ] Private company limited by shares
- [ ] Private company limited by guarantee
- [ ] Private company limited by shares exempt under section 60
- [ ] Private company limited by guarantee exempt under section 60
- [ ] Private unlimited company with share capital
- [ ] Private unlimited company without share capital

[1] **Company type**
If you are unsure of your company type, please check your latest certificate of incorporation or our website:
www.companieshouse.gov.uk

A5 Registered office address [2]

Building name/number	BOOTHS PARK
Street	CHELFORD ROAD
Post town	KNUTSFORD
County/Region	CHESHIRE
Postcode	WA16 8QZ

[2] **Change of registered office**
This must agree with the address that is held on the Companies House record at the date of this return.

If the registered office address has changed, you should complete form **AD01** and submit it together with this annual return.

A6 Single alternative inspection location (SAIL) of the company records (if applicable) [3]

Building name/number	
Street	
Post town	
County/Region	
Postcode	

[3] **SAIL address**
This must agree with the address that is held on the Companies House record at the date of this return.

If the address has changed, you should complete form **AD02** and submit it together with this annual return.

A7 Location of company records [4]

Please tick the appropriate box to indicate which records are kept at the SAIL address in **Section A6**:
- [ ] Register of members.
- [ ] Register of directors.
- [ ] Directors' service contracts.
- [ ] Directors' indemnities.
- [ ] Register of secretaries.
- [ ] Records of resolutions etc.
- [ ] Contracts relating to purchase of own shares.
- [ ] Documents relating to redemption or purchase of own share out of capital by private company.
- [ ] Register of debenture holders.
- [ ] Report to members of outcome of investigation by public company into interests in its shares.
- [ ] Register of interests in shares disclosed to public company.
- [ ] Instruments creating charges and register of charges: England and Wales or Northern Ireland.
- [ ] Instruments creating charges and register of charges: Scotland.

[4] **Location of company records**
If the company records are held at the registered office address, **do not** tick any of the boxes in this section.

Certain records must be kept by every company while other records are only kept by certain company types where appropriate.

If the records are not kept at the SAIL address, they must be available at the registered office.

If any of the company records have moved from the registered office to the address in Section A6 since the last annual return, you must complete form **AD03** and submit it together with this annual return.

AR01
Annual Return

Part 2 Officers of the company

This section should include details of the company at the date to which this annual return is made up.

- → For a **secretary** who is an individual, go to **Section B1**.
- → For a **corporate secretary**, go to **Section C1**.
- → For a **director** who is an individual, go to **Section D1**.
- → For a **corporate director**, go to **Section E1**.

Continuation pages
Please use a continuation page if you need to enter more officer details.

Secretary

B1 Secretary's details ❶

Please use this section to list all the secretaries of the company.
For a corporate secretary, complete Section C1-C4.

Title*	MR
Full forename(s)	MICHAEL
Surname	BLACKER
Former name(s) ❷	

❶ Secretary appointments
You may not use this form to appoint a secretary. To do this, please complete form **AP03** and submit it together with this annual return.

Corporate details
Please use **Section C1-C4** to enter corporate secretary details.

Secretary details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH03**.

❷ Former name(s)
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

B2 Secretary's service address ❸

Building name/number	46
Street	RIDGEWAY
Post town	WARGRAVE
County/Region	BERKSHIRE
Postcode	RG10 8AS
Country	ENGLAND

❸ Service address
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

AR01
Annual Return

Corporate secretary

C1 Corporate secretary's details ❶

Please use this section to list all the corporate secretaries of the company.

Corporate body/firm name	
Building name/number	
Street	
Post town	
County/Region	
Postcode	
Country	

❶ **Corporate secretary appointments**
You cannot use this form to appoint a corporate secretary. To do this, please complete form **AP04** and submit it together with this annual return.

Corporate secretary details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH04**.

This information will appear on the public record.

C2 Location of the registry of the corporate body or firm

Is the corporate secretary registered within the European Economic Area (EEA)?
→ **Yes** Complete **Section C3 only**
→ **No** Complete **Section C4 only**

C3 EEA companies ❷

Please give details of the register where the company file is kept (including the relevant state) and the registration number in that register.

Where the company/firm is registered ❸	
Registration number	

❷ **EEA**
A full list of countries of the EEA can be found in our guidance:
www.companieshouse.gov.uk

❸ This is the register mentioned in Article 3 of the First Company Law Directive (68/151/EEC).

C4 Non-EEA companies

Please give details of the legal form of the corporate body or firm and the law by which it is governed. If applicable, please also give details of the register in which it is entered (including the state) and its registration number in that register.

Legal form of the corporate body or firm	
Governing law	
If applicable, where the company/firm is registered ❹	
If applicable, the registration number	

❹ **Non-EEA**
Where you have provided details of the register (including state) where the company or firm is registered, you must also provide its number in that register.

AR01
Annual Return

Director

D1 **Director's details** ❶

Please use this section to list all the directors of the company.
For a corporate director, complete Section E1-E4.

Title*	MR
Full forename(s)	SAMIR YACOUB
Surname	BRIKHO
Former name(s) ❷	
Country/State of residence	UNITED KINGDOM
Nationality	SWEDISH
Date of birth	d0 d3 m0 m5 y1 y9 y5 y8
Business occupation (if any)	COMPANY DIRECTOR

❶ **Director appointments**
You cannot use this form to appoint a director. To do this, please complete form **AP01** and submit it together with this annual return.

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH01**.

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

D2 **Director's service address** ❸

Building name/number	"THE COMPANY'S REGISTERED OFFICE"
Street	
Post town	
County/Region	
Postcode	
Country	

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

Director

D1 **Director's details** ❶

Please use this section to list all the directors of the company.
For a corporate director, complete Section E1-E4.

Title*	MR
Full forename(s)	NEIL ALEXANDER
Surname	BRUCE
Former name(s) ❷	
Country/State of residence	SCOTLAND
Nationality	BRITISH
Date of birth	d0 d2 m0 m8 y1 y9 y6 y0
Business occupation (if any)	DIRECTOR

❶ **Director appointments**
You cannot use this form to appoint a director. To do this, please complete form **AP01** and submit it together with this annual return.

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH01**.

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

D2 **Director's service address** ❸

Building name/number	HYDRAM END
Street	NETHERLEY
Post town	STONEHAVEN
County/Region	KINCARDINESHIRE
Postcode	AB39 3RX
Country	SCOTLAND

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

In accordance with Section 854 of the Companies Act 2006.

AR01 - continuation page
Annual Return

Director

D1 Director's details ❶

Please use this section to list all the directors of the company.
For a corporate director, complete Section E1-E4.

Title*	MR
Full forename(s)	PETER JOHN
Surname	BYROM
Former name(s) ❷	
Country/State of residence	ENGLAND
Nationality	BRITISH
Date of birth	d2 d3 m0 m6 y1 y9 y4 y4
Business occupation (if any)	COMPANY DIRECTOR

❶ **Director appointments**
You cannot use this form to appoint a director. To do this, please complete form **AP01** and submit it together with this annual return.

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH01**.

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

D2 Director's service address ❸

Building name/number	65
Street	BUCKINGHAM GATE
Post town	LONDON
County/Region	
Postcode	SW1E 6AT
Country	ENGLAND

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

In accordance with Section 854 of the Companies Act 2006.

AR01 - continuation page
Annual Return

Director

D1 Director's details ❶

Please use this section to list all the directors of the company.
For a corporate director, complete Section E1-E4.

Title*	MR
Full forename(s)	TIMOTHY WILLIAM
Surname	FAITHFULL
Former name(s) ❷	
Country/State of residence	ENGLAND
Nationality	BRITISH
Date of birth	d0 d6 m1 m0 y1 y9 y4 y4
Business occupation (if any)	DIRECTOR

❶ **Director appointments**
You cannot use this form to appoint a director. To do this, please complete form **AP01** and submit it together with this annual return.

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH01**.

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

D2 Director's service address ❸

Building name/number	CHANCELLOR HOUSE
Street	18 NORHAM GARDENS
Post town	OXFORD
County/Region	
Postcode	OX2 6PS
Country	ENGLAND

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

In accordance with Section 854 of the Companies Act 2006.

AR01 - continuation page
Annual Return

Director

D1 Director's details [1]

Please use this section to list all the directors of the company.
For a corporate director, complete Section E1-E4.

Title*	MR
Full forename(s)	JOHN McDONALD
Surname	GREEN - ARMYTAGE
Former name(s) [2]	
Country/State of residence	ENGLAND
Nationality	CANADIAN / BRITISH
Date of birth	d0 d6 m0 m6 y1 y9 y4 y5
Business occupation (if any)	DIRECTOR

[1] **Director appointments**
You cannot use this form to appoint a director. To do this, please complete form **AP01** and submit it together with this annual return.

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH01**.

[2] **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

D2 Director's service address [3]

Building name/number	THE CEDARS
Street	BARNES COMMON
Post town	LONDON
County/Region	
Postcode	S W 1 3 0 L N
Country	ENGLAND

[3] **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

In accordance with Section 854 of the Companies Act 2006.

AR01 - continuation page
Annual Return

Director

D1 Director's details ❶

Please use this section to list all the directors of the company.
For a corporate director, complete Section E1-E4.

Title*	MR
Full forename(s)	IAN PHILIP
Surname	McHOUL
Former name(s) ❷	
Country/State of residence	ENGLAND
Nationality	BRITISH
Date of birth	d2 d8 m0 m1 y1 y9 y6 y0
Business occupation (if any)	CHIEF FINANCIAL OFFICER

❶ **Director appointments**
You cannot use this form to appoint a director. To do this, please complete form **AP01** and submit it together with this annual return.

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH01**.

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

D2 Director's service address ❸

Building name/number	42
Street	BOWERDEAN STREET
Post town	LONDON
County/Region	
Postcode	S W 6 3 T W
Country	ENGLAND

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

In accordance with Section 854 of the Companies Act 2006.

AR01 - continuation page
Annual Return

Director

D1 **Director's details** ❶

Please use this section to list all the directors of the company.
For a corporate director, complete Section E1-E4.

Title*	MR
Full forename(s)	SIMON ROBERT
Surname	THOMPSON
Former name(s) ❷	
Country/State of residence	ENGLAND
Nationality	BRITISH
Date of birth	d1 d6 m0 m6 y1 y9 y5 y9
Business occupation (if any)	COMPANY DIRECTOR

❶ **Director appointments**
You cannot use this form to appoint a director. To do this, please complete form **AP01** and submit it together with this annual return.

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH01**.

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

D2 **Director's service address** ❸

Building name/number	FLAT 51
Street	48 WELLS STREET
Post town	LONDON
County/Region	
Postcode	W 1 T 3 P W
Country	ENGLAND

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

AR01
Annual Return

Corporate director

E1 Corporate director's details [1]

Please use this section to list all the corporate director's of the company.

Corporate body/firm name	
Building name/number	
Street	
Post town	
County/Region	
Postcode	
Country	

[1] **Corporate director appointments**
You cannot use this form to appoint a corporate director. To do this, please complete form **AP02** and submit it together with this annual return.

Corporate director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH02**.

This information will appear on the public record.

E2 Location of the registry of the corporate body or firm

Is the corporate director registered within the European Economic Area (EEA)?
→ **Yes** Complete **Section E3 only**
→ **No** Complete **Section E4 only**

E3 EEA companies [2]

Please give details of the register where the company file is kept (including the relevant state) and the registration number in that register.

Where the company/firm is registered [3]	
Registration number	

[2] **EEA**
A full list of countries of the EEA can be found in our guidance: www.companieshouse.gov.uk

[3] This is the register mentioned in Article 3 of the First Company Law Directive (68/151/EEC).

E4 Non-EEA companies

Please give details of the legal form of the corporate body or firm and the law by which it is governed. If applicable, please also give details of the register in which it is entered (including the state) and its registration number in that register.

Legal form of the corporate body or firm	
Governing law	
If applicable, where the company/firm is registered [4]	
If applicable, the registration number	

[4] **Non-EEA**
Where you have provided details of the register (including state) where the company or firm is registered, you must also provide its number in that register

AR01
Annual Return

Part 3 Statement of capital ❶

Does your company have share capital?
→ **Yes** Complete the sections below and the following **Part 4**.
→ **No** Go to **Part 5 (Signature)**.

❶ This should reflect the company's capital status at the made up date of this annual return.

F1 Share capital in pound sterling (£)

Please complete the table below to show each class of shares held in pound sterling.
If all your issued capital is in sterling, only complete **Section F1** and then go to **Section F4**.

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❷	Amount (if any) unpaid on each share ❷	Number of shares ❸	Aggregate nominal value ❹
ORDINARY	£0.7979	NIL	337,965,871	£168,982,935.50
				£
				£
				£
		Totals	337,965,871	£168,982,935.50

F2 Share capital in other currencies

Please complete the table below to show any class of shares held in other currencies.
Please complete a separate table for each currency.

Currency

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❷	Amount (if any) unpaid on each share ❷	Number of shares ❸	Aggregate nominal value ❹
		Totals		

Currency

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❷	Amount (if any) unpaid on each share ❷	Number of shares ❸	Aggregate nominal value ❹
		Totals		

F3 Totals

Please give the total number of shares and total aggregate nominal value of issued share capital.

Total number of shares	337,965,871
Total aggregate nominal value ❺	£168,982,935.50

❺ **Total aggregate nominal value**
Please list total aggregate values in different currencies separately. For example: £100 + €100 + $10 etc.

❷ Including both the nominal value and any share premium.

❸ Total number of issued shares in this class.

❹ Number of shares issued multiplied by nominal value of each share.

Continuation Pages
Please use a Statement of Capital continuation page if necessary.

F4 Statement of capital (Voting rights)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Sections F1** and **F2**.

Class of share	ORDINARY
Voting rights	THE SHARES HAVE ATTACHED TO THEM FULL VOTING, DIVIDEND AND CAPITAL DISTRIBUTION RIGHTS; THEY DO NOT CONFER ANY RIGHTS OF REDEMPTION. WHEN SHARES ARE HELD IN TREASURY THEY DO NOT CARRY VOTING OR DIVIDEND RIGHTS.
Class of share	
Voting rights	
Class of share	
Voting rights	
Class of share	
Voting rights	

Part 4 Shareholders

Does your company have share capital?
→ **Yes** Complete the sections below.
→ **No** Go to **Part 5 (Signature)**.

⓫ This should reflect the shareholder details at the made up date of this annual return.

G1 Traded public companies ❷

☑ Please tick the box if your company was a traded public company at any time during the period of this return.

❷ **Traded company definition**
A traded company means a company any of whose shares are admitted to trading on a regulated market.

G2 List of past and present shareholders

Private and non-traded public companies are required to provide a 'full list' if one was not included with either of the last two returns.

Traded public companies are required to provide a list of shareholders who held at least 5% of the issued shares of any share class if a list was not provided with either of the last two returns.

Please tick the appropriate box below:

☐ A full list of shareholders for a private or non-traded public company is enclosed. Please complete **Section G3**; or

☑ A list of shareholders holding at least 5% of the issued shares of any share class for a traded public company is enclosed. Please complete **Section G4**.

☐ A list of shareholder changes is enclosed.
→ For private or non-traded public companies, please complete **Section G3**.
→ For traded public companies, please complete **Section G4**.

☐ There were no shareholder changes in this period.
→ Go to **Part 5 (Signature)**.

Please tick the appropriate box below to indicate the format of your shareholder details:

☐ The list of shareholders is enclosed on paper.
☑ The list of shareholders is enclosed in another format.

G3

Private or non-traded public companies – list of past and present shareholders

This section should only be completed by companies that have not traded on a regulated market at any time during the period of this return.

Changes during this period to shareholders' particulars or details of the amount of stock or shares transferred must be completed each year.

You must provide a 'full list' of all company shareholders on:
- The company's first annual return following incorporation;
- Every third annual return after a full list has been provided.

Please list the company shareholders in alphabetical order.

Joint shareholders should be listed consecutively.

Further shareholders
Please use a 'Private or non-traded public companies – list of past and present shareholders' continuation page if necessary.

		Shares or stock currently held	Shares or stock transferred (if appropriate)	
Shareholder's Name **(Address not required)**	Class of share	Number of shares or amount of stock	Number of shares or amount of stock	Date of registration of transfer
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /

G4

Traded public companies – list of past and present shareholders

This section should show the shareholders that hold at least 5% of any class of share(s) of the company at the date of this return. It should only be completed by public companies that have traded on a regulated market at any time during the period of this return.

Changes during this period to shareholders' particulars or details of the amount of stock or shares transferred must be completed each year.

You must provide a 'full list' of all company shareholders on:
- The company's first annual return following incorporation;
- Every third annual return after a full list has been provided.

Please list the company shareholders in alphabetical order.

Joint shareholders should be listed consecutively.

Further shareholders
Please use a 'Traded public companies – list of past and present shareholders' continuation page if necessary.

		Shares or stock currently held	Shares or stock transferred (if appropriate)	
Shareholder's details	Class of share	Number of shares or amount of stock	Number of shares or amount of stock	Date of registration of transfer
Name				/ /
Address				/ /
				/ /
Name				/ /
Address				/ /
				/ /
Name				/ /
Address				/ /
				/ /
Name				/ /
Address				/ /
				/ /

Part 5 Signature

This must be completed by all companies.

I am signing this form on behalf of the company.

Signature

Signature

X M. Blaker X

COMPANY SECRETARY

This form may be signed by:
Director [1], Secretary, Person authorised [2], Charity commission receiver and manager, CIC manager, Judicial factor.

[1] **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

[2] **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

AR01
Annual Return

Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name
MRS K. A. HAND

Company name
AMEC PLC

Address
BOOTHS PARK
CHELFORD ROAD

Post town
KNUTSFORD

County/Region
CHESHIRE

Postcode
WA16 8QZ

Country
ENGLAND

DX

Telephone
01565 652100

Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have completed your principal business activity.
- ☐ You have not used this form to make changes to the registered office address.
- ☐ You have not used this form to make changes to secretary and director details.
- ☐ You have fully completed the Statement of capital (if applicable).
- ☐ You have signed the form.
- ☐ You have enclosed the correct fee.

Important information

Please note that all information on this form will appear on the public record.

How to pay

A fee of £30 is payable to Companies House in respect of an Annual Return

Make cheques or postal orders payable to 'Companies House.'

Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House,
Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House,
Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House,
Second Floor, The Linenhall, 32-38 Linenhall Street,,
Belfast, Northern Ireland, BT2 8BG.
DX 481 N.R. Belfast 1.

Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk
or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

FORM ML8 (03/07)
CDROM



BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER – 1675285

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST WILL BE AVAILABLE TO REQUEST ON CDROM APPROXIMATELY 10 DAYS FROM 14/07/10. TO ORDER A COPY OF THE BULK LIST ON CDROM CALL THE NUMBERS BELOW:

COMPANIES HOUSE DIRECT CUSTOMERS PLEASE PHONE 08457 573991

WEB CUSTOMERS PLEASE PHONE 0303 1234 500